

07001066

SEC ... MISSION



SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 4 2007
WASH, D.C.
190

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 39547

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Multi-Bank Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

24280 Woodward
(No. and Street)

Pleasant Ridge (City) Michigan (State) 48069 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffery Maccagnone (248) 291-1100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William I. Minoletti & Co., P.C.
(Name – *if individual, state last, first, middle name*)

34035 Groesbeck Highway (Address) Roseville (City) MI (State) 48066 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffery T. Maccagnone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Multi-Bank Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Treasurer

Title



Notary Public

STEPHANIE M. WOOD
Notary Public, Wayne County, MI
My Commission Expires 04/09/2008
Acting in Oakland County, MI

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MULTI-BANK SECURITIES, INC.

TABLE OF CONTENTS

WILLIAM I. MINOLETTI & CO., P.C.
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

WILLIAM I. MINOLETTI, CPA
LOUIS J. CARNAGHI, CPA

(586) 779-8010
FAX (586) 771-8970
E-MAIL: MINOLETTI@AMERITECH.NET

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholder
Multi-Bank Securities, Inc.

We have audited the accompanying balance sheets of Multi-Bank Securities, Inc. as of December 31, 2006 and 2005 and the related statements of stockholder's equity, changes in subordinated debt, income and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Multi-Bank Securities, Inc. as of December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules on pages 12 to 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William I. Minoletti & Co. P.C.

February 16, 2007

MULTI-BANK SECURITIES, INC.
BALANCE SHEETS
December 31, 2006 And 2005

ASSETS

	2006	2005
Cash	$ 657,476	$ 1,086,598
Accounts receivable:		
Brokers, dealers and clearing organization	1,136,869	2,718,027
Deposit - clearing organization	1,000,000	1,000,000
Other	160,792	77,902
Securities owned, at market	7,112,030	3,761,441
Refundable Federal Income Taxes	-	835,000
Prepaid expenses	80,409	32,390
Amount due from Parent Company (Note 4)	2,798,056	2,453,034
	$12,945,632	$11,964,392

LIABILITIES AND STOCKHOLDER'S EQUITY

	2006	2005
Accounts payable:		
Commissions due sales representatives	$ 688,967	$ 630,038
Taxes withheld from employees and sales representatives	9,962	11,324
Other	73,798	112,744
Securities sold, not yet purchased, at market	484,455	-
Accrued interest – subordinated debt (Note 5)	615,066	260,526
Accrued expenses	727,969	814,535
Single Business tax payable	15,000	30,000
Total current liabilities	2,615,217	1,859,167
Subordinated debt (Note 5)	4,950,000	4,950,000
Total liabilities	7,565,217	6,809,167
Stockholder's equity:		
Common stock, par value $1.00 per share; 50,000 shares authorized; 16,000 shares issued	16,000	16,000
Capital in excess of par value	733,000	733,000
Retained earnings	4,631,415	4,406,225
Total stockholder's equity	5,380,415	5,155,225
	$12,945,632	$11,964,392

See accompanying notes.

MULTI-BANK SECURITIES, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
For The Years Ended December 31, 2006 And 2005

	Common Stock	Capital In Excess Of Par Value	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2004	$ 16,000	$ 733,000	$ 5,675,393	$ 6,424,393
Net (loss) for the year ended December 31, 2005	-	-	(1,269,168)	(1,269,168)
Balance, December 31, 2005	16,000	733,000	4,406,225	5,155,225
Net income for the year ended December 31, 2006	-	-	225,190	225,190
Balance, December 31, 2006	$ 16,000	$ 733,000	$ 4,631,415	$ 5,380,415

See accompanying notes.

MULTI-BANK SECURITIES, INC.
STATEMENTS OF CHANGES IN SUBORDINATED DEBT
For The Years Ended December 31, 2006 And 2005

	2006	2005
Balance, at beginning of year (Note 5)	$ 4,950,000	$ 4,950,000
Changes in Subordinated Debt	-	-
Balance, at end of year	$ 4,950,000	$ 4,950,000

See accompanying notes.

MULTI-BANK SECURITIES, INC.
STATEMENTS OF INCOME
For The Years Ended December 31, 2006 And 2005

	2006	2005
Revenues:		
Principal transactions	$11,341,470	$ 8,530,307
Commissions and fees	882,757	948,636
Interest	645,894	251,636
Total revenues	12,870,121	9,730,579
Interest expense	479,383	314,225
Net revenues	12,390,738	9,416,354
Commissions and clearing fees:		
Commissions paid officers and sales representatives	4,480,502	3,819,484
Trading, clearing, and CUSIP fees	1,478,528	773,709
Total commissions and clearing fees	5,959,030	4,593,193
Gross profit from operations	6,431,708	4,823,161
Other expenses:		
Selling, general and administrative expenses	5,656,978	6,600,803
Interest expense - subordinated debt	354,540	260,526
Total other expenses	6,011,518	6,861,329
Income (loss) before provision for taxes	420,190	(2,038,168)
Provision for taxes (Note 2):		
Federal income tax (refundable)	130,000	(835,000)
Single Business tax	65,000	66,000
Total provision for taxes	195,000	(769,000)
Net income (loss)	$ 225,190	($ 1,269,168)

See accompanying notes.

MULTI-BANK SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2006 And 2005

	2006	2005
Increase (decrease) in cash:		
Cash flows from operating activities:		
Principal transactions – net	$ 9,988,893	$ 9,915,307
Commissions and fees received	886,303	1,146,237
Interest received	610,309	268,176
Commissions paid officers and sales representatives	(4,421,573)	(4,267,035)
Trading and clearing charges	(1,460,343)	(767,012)
Interest paid	(399,678)	(284,733)
Selling, general and administrative expenses	(5,808,239)	(6,413,701)
Deposits paid – clearing organization	-	(1,000,000)
Federal taxes refunded – net	705,000	-
Single Business taxes paid	(80,000)	(63,000)
Net cash provided (used) by operating activities	20,672	(1,465,761)
Cash flows from investing activities:		
Advances to Parent Company, net	(345,022)	(300,330)
Advances to employee	(60,000)	-
Advances to officer, net	(44,772)	-
Net cash used by investing activities	(449,794)	(300,330)
Increase (decrease) in cash	(429,122)	(1,766,091)
Cash, at beginning of year	1,086,598	2,852,689
Cash, at end of year	$ 657,476	$ 1,086,598

See accompanying notes.

MULTI-BANK SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2006 And 2005
(Continued)

	2006	2005
Reconciliation of net income to net cash provided (used) by operating activities:		
Net income (loss)	$ 225,190	$ (1,269,168)
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
(Increase) decrease in:		
Securities purchased under an agreement to resell	-	7,097,245
Accounts receivable:		
Brokers, dealers and clearing organization	1,581,158	(2,703,534)
Other	21,882	4,419
Securities owned	(3,350,589)	(3,758,381)
Refundable Federal Income Taxes	835,000	(835,000)
Prepaid expenses	(48,019)	11,785
Increase (decrease) in:		
Accounts payable:		
Commissions payable	58,929	(447,551)
Payroll taxes withheld	(1,362)	(3,242)
Accounts payable – other	(38,946)	(12,888)
Securities sold, not yet purchased	484,455	-
Accrued expenses	267,974	447,554
Single Business tax payable	(15,000)	3,000
Total adjustments	(204,518)	(196,593)
Net cash provided (used) by operating activities	$ 20,672	$ (1,465,761)

See accompanying notes.

Note 1 - ORGANIZATION

Multi-Bank Securities, Inc., a securities broker-dealer, is a wholly owned subsidiary of Multi-Bank Services, Ltd. See Note 4 for transactions with Parent Company.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Securities transactions and related commission income and expenses are recorded on a trade date basis.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments With Off-Balance-Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

Federal Income Taxes

The Company files a consolidated federal income tax return with its Parent Company and a subsidiary.

Refundable Federal income taxes in the amount of $835,000 at December 31, 2005 are summarized as follows:

	Amount
Refundable Federal income taxes due Multi-Bank Securities, based on the tax benefit to the consolidated group from the carryback of Multi-Bank Securities' 2005 net operating loss to prior years.	$747,384
Refundable Federal estimated tax payments from 2004.	87,616
	$835,000

Note 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $100,000 or 1/15th of aggregate indebtedness, as defined.

At December 31, 2006, the Company's net capital was $6,799,135 and its required net capital was $142,050. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 0.31 to 1.

Note 4 - TRANSACTIONS WITH PARENT COMPANY

The Parent Company, Multi-Bank Services Ltd., provides various administrative services to the Company, including furniture and fixtures. For the years ended December 31, 2006 and 2005, administrative expenses charged to the Company amounted to $300,000 each year and are included in Selling, general and administrative expenses in the attached Statement of Income.

The Company also leases its operating facilities in Pleasant Ridge, Michigan from its Parent Company, see Note 7.

Multi-Bank Securities factors their financial institutions accounts receivable with its Parent Company at 100% of their face value.

In addition, at various times, each Company makes advances to each other. The net of all inter-company activity resulted in a receivable from the Parent Company in the amount of $2,798,056 at December 31, 2006 and $2,453,034 at December 31, 2005.

Note 5 - SUBORDINATED DEBT

On December 28, 2004, the Company in consideration of the sum of $4,950,000 entered into a subordinated loan agreement with its former Clearing Broker. The loan bears interest at the six month libor rate plus 200 basis points, which amounted to 7.37% at December 31, 2006 and matures on May 1, 2007. This debt is subordinate in right of payment to all claims of all other present and future creditors of the Company. The subordinated debt has been approved by the National Association of Securities Dealers, Inc. and is thus available in computing the Company's net capital under the SEC's net capital rule. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing withdrawal of subordinated debt.

The Company has agreed that, during the term of this agreement, the former Clearing Broker shall be entitled to twenty percent (20%) of net earnings of the Company before income taxes and payment of any dividends, to the extent such net earnings exceed $3,000,000 in any calendar year, not to exceed more than $2,000,000.

Note 6 - EMPLOYEES BENEFIT PLAN

The Company maintains a defined contribution 401(k) benefit plan to cover all eligible employees of the Company. Under provisions of the Plan, participating employees can elect to contribute to their account a percentage of their compensation not to exceed the limitations imposed by the Internal Revenue Service. In addition, the Company at its discretion may make a matching contribution, which percentage will be determined each year by the Company. For the years ended December 31, 2006 and 2005 the Company elected not to make a matching contribution.

Note 7 - OPERATING LEASE COMMITMENTS

The Company leases its operating facilities in Pleasant Ridge, Michigan from its Parent Company on a year to year basis at $15,000 per month.

The Company also leases its operating facilities in Ft. Lauderdale, Florida. Minimum lease payments on this lease outstanding at December 31, 2006 is summarized as follows:

Years Ended December 31,	Amount
2007	28,500

The lease agreement includes an escalation clause that increases the minimum rental payment for increased lessor taxes and operating expenses.

In addition, the Company leases other office facilities on a month-to-month basis.

For the years ended December 31, 2006 and 2005, the total lease expense pursuant to the above operating leases amounted to $267,710 and $270,498, respectively, and is included in Selling, general and administrative expenses in the attached Statement of Income.

Furniture and equipment is provided by the Parent Company, the charge for which is included in the administrative charges paid to the Parent Company, see Note 4.

SUPPORTING SCHEDULES

MULTI-BANK SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006

1.	Total ownership equity	$ 5,380,415
2.	Deduct ownership equity not allowable for net capital	-
3.	Total ownership equity qualified for net capital	5,380,415
4.	Add:	
	a. Liabilities subordinated to claims of general creditors allowable in computation of net capital	4,950,000
	b. Other deductions or allowable credits	-
5.	Total capital and allowable subordinated liabilities	10,330,415
6.	Deductions and/or charges:	
	a. Total non-allowable assets from Statement of Financial Condition	3,039,257
	c. Capital charges for commodity futures	-
	d. Other deductions and/or charges	-
7.	Other additions and/or allowable charges	-
8.	Net capital before haircuts on securities positions	7,291,158
9.	Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1[f]):	
	c. Trading and investment securities:	
	3. Debt securities	490,637
	4. Other securities	1,386
		492,023
10.	Net capital	6,799,135
13.	Net capital requirement	142,050
14.	Excess net capital	$ 6,657,085

MULTI-BANK SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006
(Continued)

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total aggregate indebtedness liabilities from balance sheet	$ 2,130,762
19.	Total aggregate indebtedness	$ 2,130,762
20.	Percentage of aggregate indebtedness to net capital	31%

STATEMENT PURSUANT TO PARAGRAPH (d) (4)OF RULE 17a-5

There are no differences between this computation of net capital and the corresponding computation prepared by Multi-Bank Securities, Inc. and included in the Company's unaudited Part IIA, FOCUS Report filing as of the same date.

MULTI-BANK SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3
December 31, 2006

Multi-Bank Securities, Inc., is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3 (k)(ii), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer....".

END